SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT

        SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT (“Agreement”), dated as of August 19, 2004, between WELLSFORD REAL PROPERTIES, INC., a Maryland corporation with offices at 535 Madison Avenue, New York, New York 10022 (the “Company”), and JEFFREY H. LYNFORD, an individual residing at 10 Holly Branch Road, Katonah, NY 10536 (the “Executive”).

        WHEREAS, the Company and the Executive are party to an Employment Agreement dated as of May 30, 1997 (the “Original Agreement”);

        WHEREAS, the Original Agreement was amended and restated pursuant to that certain Amended and Restated Employment Agreement, dated as December 7, 2001, between the Company and the Executive (the “First Restatement”); and

        WHEREAS, the Company desires to ensure the services of the Executive beyond the term of employment provided for in the First Restatement;

        WHEREAS, the Company and the Executive have agreed to modify the employment benefits to be received by the Executive.

        WHEREAS, the Company and the Executive desire to amend and restate the First Restatement;

        NOW, THEREFORE for good and valuable consideration received by the parties hereto.

        IT IS AGREED:

        1.        Duties. (a) During the term of the Executive’s employment hereunder the Executive shall serve and the Company shall employ the Executive as Chairman of the Board, Chief Executive Officer and President, to perform such services consistent with those of a Chairman of the Board, Chief Executive Officer and President as may be assigned to the Executive by the Board of Directors of the Company (the “Board”). The Executive hereby accepts such employment and agrees to perform such services.

        (b)        Subject to Section 11 hereof, the Executive shall devote substantially all of his time, attention and energies during business hours to the performance of his duties hereunder. The foregoing shall not be construed to prevent Executive from devoting time during business hours to charitable and civic endeavors.

        (c)        The Executive shall cooperate with the Company, including taking such medical examinations as the Company reasonably shall deem necessary, if the Company shall desire to obtain medical, disability or life insurance with respect to the Executive. Where reasonably possible, the Company shall cooperate with the Executive’s request to have such examinations performed by the Executive’s personal physician or another physician reasonably acceptable to the Executive.

        (d)        The Executive shall not be required to relocate or conduct the Company’s business outside the New York, New York area in order to perform his duties under this Agreement but shall undertake such reasonable business travel as may be necessary to perform said duties (for which the Executive shall be reimbursed pursuant to Section 4 below for costs and expenses incurred in connection therewith).

        2.        Employment Term. This Agreement shall continue in effect through December 30, 2007.

        3.        Compensation. (a) For all services rendered by the Executive pursuant to this Agreement the Company shall pay to the Executive a base salary at the annual rate of (i) $318,000 through December 31, 2004 and (ii) $375,000 for the period from January 1, 2005 through December 30, 2007. All such compensation shall be paid semi-monthly or at such other regular intervals, not less frequently than monthly, as the Company may establish from time to time for executive employees of the Company. In addition, during the term of this Agreement, the Company shall pay to the Executive on an annual basis an additional amount grossed up such that after payment by Executive of all income taxes payable on such grossed up amount, the net after tax amount is equal to Executive’s annual premiums under the insurance policies referenced in that that certain Split Dollar Life Insurance Agreement dated November 18, 1993 between Wellsford Residential Property Trust and Jeffrey H. Lynford, as modified by the Split Dollar Life Insurance Agreement dated December 11, 1995, which annual premiums currently aggregate approximately $19,500.

        (b)        In addition to the compensation set forth in Section 3 hereof, the Executive shall be awarded such bonus for each calendar year or partial calendar year of his employment hereunder as the Board shall determine in its sole discretion. In determining such bonus, the Executive understands that the Board will consider, without limitation, the following factors with respect to the applicable calendar year or partial calendar year: the Company’s financial performance, business performance and growth during such period; Executive’s performance and responsibilities (including his participation in transactions of particular financial or business significance to the Company) during such period; and such other factors as the Board may deem appropriate in their sole discretion. Such bonus may consist of cash; grants of shares of common stock of the Company (“Shares”); options to purchase Shares; share appreciation rights (whether independent of or in conjunction with awards of options); and such other awards as the Board in its sole discretion may deem appropriate and which it believes is in furtherance of the growth of stockholder value. In no event shall such bonus be less than (i) $325,000 for the year 2004 and (ii) $375,000 for each of the years 2005 through 2007, with each such bonus to be payable in cash within 30 days after the expiration of each such year.

        4.        Expenses. (a) The Company shall pay for all legal and accounting fees and expenses incurred by the Executive in connection with the structuring, negotiation and preparation of this Agreement. The Company shall reimburse the Executive for all out-of-pocket expenses actually and necessarily incurred by him in the conduct of the business of the Company against reasonable substantiation submitted with respect thereto.

        (b)        Unless the provisions of subsection 4(c) hereof shall apply, the Company shall reimburse the Executive for all legal fees and related expenses (including the costs of experts, evidence and counsel) paid by the Executive as a result of (i) the termination of Executive’s employment (including all such fees and expenses, if any, incurred in contesting or disputing any such termination of employment), (ii) the Executive seeking to obtain or enforce any right or benefit provided by this Agreement or by any other plan or arrangement maintained by the Company under which the Executive is or may be entitled to receive benefits, including, without limitation, the Company’s deferred compensation plan (iii) the Executive’s hearing before the Board as contemplated in subsection 6(c) hereof or (iv) any action taken by the Company against the Executive; provided, however, that the Company shall reimburse the legal fees and related expenses described in this subsection 4(b) only if and when (A) the dispute is settled by the parties or resolved pursuant to a binding arbitration award in a manner that is more favorable to the Executive than offered by the Company or (B) a final judgment, order or decree of a court of competent jurisdiction has been rendered in favor of the Executive and the time for appeal therefrom has expired and no appeal has been perfected.

        (c)        The Company shall pay all legal fees and related expenses (including the costs of experts, evidence and counsel) incurred by the Executive as they become due as a result of (i) the termination of Executive’s employment (including all such fees and expenses, if any, incurred in contesting or disputing any such termination of employment), (ii) the Executive seeking to obtain or enforce any right or benefit provided by this Agreement or by any other plan or arrangement maintained by the Company under which the Executive is or may be entitled to receive benefits, (iii) the Executive’s hearing before the Board as contemplated in subsection 6(c) hereof or (iv) any action taken by the Company against the Executive, until such time as (A) the dispute is settled by the parties or resolved pursuant to a binding arbitration award in a manner that is more favorable to the Executive than offered by the Company or (B) a final judgment, order or decree of a court of competent jurisdiction has been rendered in favor of the Company and the time for appeal therefrom has expired and no appeal has been perfected; provided, however, that the circumstances set forth above occurred on or after a change in control of the Company, as defined in subsection 6(e). In no event shall the Executive be required to reimburse the Company for any legal fees or related expenses paid by the Company pursuant to this subsection 4(c).

        5.        Benefits. The Executive shall be entitled to six weeks of paid vacation each year and such other medical and other benefits as are afforded from time to time to all executive employees of the Company. The Company shall indemnify the Executive in the performance of his duties pursuant to the bylaws of the Company and to the fullest extent allowed by applicable law, including, without limitation, legal fees, and shall continue to maintain the Executive as a named beneficiary under any liability insurance policies maintained for directors and/or officers of the Company for so long as Executive shall remain a director or officer of the Company. In addition, following the termination of the Executive’s employment with the Company, the Company shall maintain in effect a directors’ and officers’ liability insurance policy pursuant to which the Executive shall be insured for a period of six years following such date of termination for all claims relating to matters occurring on or prior to such date of termination to the extent the Executive was insured by the Company prior to such termination.

        6.        Earlier Termination. (a) If the Executive shall fail, because of illness or incapacity, to render the services contemplated by this Agreement for six successive months or for shorter periods aggregating nine months in any calendar year, the Board may determine, on the basis of medical evidence satisfactory to the Board, in the Board’s sole discretion, that the Executive has become disabled. If within thirty (30) days after the date on which written notice of such determination is given to the Executive, the Executive shall not have returned to the full-time performance of his duties hereunder, this Agreement and the employment of the Executive hereunder shall be deemed terminated on such 30th day in accordance with Section 8 hereof.

        (b)        Except as otherwise provided in this Agreement, if the Executive shall die during the term of this Agreement, this Agreement shall be deemed to have been terminated as of the date of death of the Executive.

        (c)        The Company, by notice to the Executive, may terminate this Agreement for proper cause. As used herein, “proper cause” shall mean (i) the willful and continued failure by the Executive to substantially perform his duties with the Company (other than any such failure resulting from the Executive’s incapacity due to physical or mental illness or any such actual or anticipated failure resulting from termination by the Executive for Good Reason (as defined below)) after a written demand for substantial performance is delivered to the Executive by the Board, which demand specifically identifies the manner in which the Board believes that the Executive has not substantially performed his duties, or (ii) the willful engaging by the Executive in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise. For purposes of this subsection 6(c), no act, or failure to act, on the Executive’s part shall be deemed “willful” unless done, or omitted to be done, by the Executive otherwise than in good faith and in a manner that the Executive reasonably believed was in or not opposed to the best interests of the Company and its stockholders. Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for proper cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the members of the Board at a meeting of the Board called and held for such purpose (after reasonable notice to the Executive and an opportunity for the Executive, together with counsel of his choosing, to be heard before the Board not less than 10 business days after the giving of such notice), finding that in the good faith opinion of the Board, the Executive conducted himself as set forth above in clause (i) or (ii) of the first sentence of this subsection 6(c) and specifying the particulars of such conduct in detail. Notwithstanding anything contained in this Agreement to the contrary, no failure to perform by the Executive after a Notice of Termination is given by the Executive shall constitute proper cause for purposes of this Agreement.

        (d)        The Executive may terminate this Agreement for “Good Reason” if any of the following events occurs:

    (i)        the assignment to the Executive of any duties materially inconsistent with his status as a senior executive officer of the Company or a substantial alteration in the nature or status of his responsibilities;

(ii) the Company’s breach of any of its agreements or obligations under this Agreement;

(iii) the failure by the Company to pay the Executive any installment of a previous award under any bonus or incentive compensation arrangement;

(iv) the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement, as contemplated in Section 13 hereof;

(v) any purported termination of the Executive’s employment which is not effected pursuant to a Notice of Termination (defined below) satisfying the requirements of Section 7 hereof; or

(vi) any change in control of the Company, as defined in subsection 6(e).

    (e)        For purposes of this Agreement, a “change in control of the Company” shall be deemed to occur if:

    (i)        there shall have occurred a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as in effect on the date hereof, whether or not the Company is then subject to such reporting requirement, provided, however, that there shall not be deemed to be a change in control of the Company if immediately prior to the occurrence of what would otherwise be a change in control of the Company (A) the Executive is the other party to the transaction (a “Control Event”) that would otherwise result in a change in control of the Company or (B) the Executive is an executive officer, trustee, director or more than 5% equity holder of the other party to the Control Event or of any entity, directly or indirectly, controlling such other party, or

    (ii)        the Company engages in a merger, consolidation or reorganization or sells all or substantially all of the Company’s assets to a “Person” (as such term is used for purposes of Section 13(d) or 14(d) of the Exchange Act (each, a “Transaction”)), provided, however, that a Transaction shall not be deemed to result in a change in control of the Company if (A) immediately prior thereto the circumstances in subsection 6(e)(i)(A) or subsection 6(e)(i)(B) above exist, or (B) (1) the stockholders immediately before such Transaction own, directly or indirectly, immediately following such Transaction in excess of 69% of the combined voting power of the outstanding voting securities of the corporation or other entity resulting from such Transaction (the “Surviving Corporation”) in substantially the same proportion as their ownership of the voting securities of the Company immediately before such Transaction and (2) the individuals who were members of the Board immediately prior to the execution of the agreement providing for such Transaction constitute at least a majority of the members of the board of directors or the board of trustees, as the case may be, of the Surviving Corporation, or of a corporation or other entity beneficially, directly or indirectly, owning a majority of the outstanding voting securities of the Surviving Corporation, or

    (iii)        the Company acquires the assets of another company or a subsidiary of the Company merges, consolidates or reorganizes with another company (each, an “Other Transaction”) and (A) the stockholders immediately before such Other Transaction own, directly or indirectly, immediately following such Other Transaction 69% or less of the combined voting power of the outstanding voting securities of the corporation or other entity resulting from such Other Transaction (the “Other Surviving Corporation”) in substantially the same proportion as their ownership of the voting securities of the Company immediately before such Other Transaction or (B) the individuals who were members of the Company’s Board immediately prior to the execution of the agreement providing for such Other Transaction constitute less than a majority of the members of the board of directors or the board of trustees, as the case may be, of the Other Surviving Corporation, or of a corporation or other entity beneficially directly or indirectly owning a majority of the outstanding voting securities of the Other Surviving Corporation, provided, however, that an Other Transaction shall not be deemed to result in a change in control of the Company if immediately prior thereto the circumstances in subsection 6(e)(i)(A) or subsection 6(e)(i)(B) above exist, or

(iv) adoption by the Board and the approval by the stockholders of a liquidation or dissolution of the Company;

    (v)        any Person or group of affiliated Persons owns at any time 30% or more of the outstanding voting securities of the Company, provided that such Person or group shall not be deemed to own 30% or more of the outstanding voting securities of the Company if the last event or transaction which results in such ownership is (a) the issuance of such securities in connection with the sale by the Company of less than all or substantially all of its assets or (b) the acquisition by the Company of any such voting securities; provided, however, that if a Person owns 30% or more of the outstanding voting securities of the Company as a result of the acquisition by the Company of any such voting securities and after such acquisition by the Company, such Person becomes the owner of any additional voting securities of the Company than a change in control of the Company shall occur; or

(vi) the rejection by the stockholders of the entire slate of directors that the Board proposes at a single election of directors; and

(vii) the rejection by the stockholders of one-half or more of the directors that the Board proposes over any two or more consecutive elections of directors.

        (f)        Notwithstanding anything contained in this Agreement to the contrary, if the Executive’s employment is terminated prior to a change in control of the Company and the Executive reasonably demonstrates that such termination: (i) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a change in control and who effectuates a change in control of the Company or (ii) otherwise occurred in connection with, or in anticipation of, a change in control of the Company which actually occurs, then for all purposes of this Agreement, the date of a change in control of the Company with respect to the Executive shall mean the date immediately prior to the date of such termination of the Executive’s employment.

        7.        Notice of Termination. Any purported termination of the Executive’s employment by the Company or by the Executive shall be communicated by a written Notice of Termination to the other party hereto in accordance with Section 15 hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.

    8.        Date of Termination, Etc. “Date of Termination” shall mean (a) if the Executive’s employment is terminated for disability, thirty (30) days after Notice of Termination is given (provided that the Executive shall not have returned to the full-time performance of his duties during such thirty (30) day period), and (b) if the Executive’s employment is terminated pursuant to subsection 6(c) or 6(d) hereof or for any other reason (other than disability), the date specified in the Notice of Termination (which, in the case of a termination pursuant to subsection 6(c) hereof shall not be less than thirty (30) days, and in the case of a termination pursuant to subsection 6(d) hereof shall not be less than thirty (30) nor more than sixty (60) days, respectively, from the date such Notice of Termination is given); provided, however, if within thirty (30) days after any Notice of Termination is given the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination, the Date of Termination shall be the date on which the dispute is finally resolved, either by mutual written agreement of the parties, by a binding arbitration award, or by a final judgment, order or decree of a court of competent jurisdiction (which is not appealable or the time for appeal therefrom having expired and no appeal having been perfected), except that with respect to a termination of this Agreement by reason of expiration of its term as provided in Section 2 hereof, the Date of Termination shall be the date the term hereof expires pursuant to Section 2 hereof, regardless of whether a dispute exists with respect thereto; provided, further, that the Date of Termination shall be extended by a notice of dispute only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with reasonable diligence. Notwithstanding the pendency of any such dispute, the Company will continue to pay the Executive his full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, base salary and installments under any bonus or incentive compensation plan) and continue the Executive as a participant in all compensation, benefit and insurance plans in which he was participating when the notice giving rise to the dispute was given, until the dispute is finally resolved in accordance with this Section 8. Amounts paid under this Section 8 are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement. If it is finally determined by a binding arbitration award, or by a final judgment, order or decree of a court of competent jurisdiction (which is not appealable or the time for appeal therefrom having expired and no appeal having been perfected), that the Executive was terminated for proper cause, the Executive shall promptly remit to the Company the amount of any cash payments and the value of any non-cash benefits paid pursuant to this Section 8 to which the Executive would not otherwise have been entitled.

        9.        Compensation Upon Termination or During Disability. Upon termination of the Executive’s employment or during a period of disability the Executive shall be entitled to the following compensation and benefits:

        (a)        During any period that the Executive fails to perform his duties hereunder as a result of incapacity due to physical or mental illness, the Executive shall continue to receive his base salary at the annual rate in effect at the commencement of any such period until his employment is terminated pursuant to subsection 6(a) hereof. The Company shall also pay

Executive for the year in which he is terminated as a result of his disability a prorated portion of the annual bonus payable to Executive pursuant to subsection 3(b) hereof for the year in which Executive’s employment is terminated, which shall be an amount equal to the product of the amount of such annual bonus and a fraction, the numerator of which is the number of days elapsed in the year in which the Executive’s employment terminated prior to such termination and the denominator of which is 365.

        (b)        If the Executive’s employment shall be terminated, at any time prior to a change in control of the Company, for proper cause or by him other than for Good Reason, the Executive shall be paid the Executive’s base salary payable pursuant to subsection 3(b) hereof through the Date of Termination.

        (c)        If the Executive’s employment shall be terminated by reason of the Executive’s death, the base salary at the annual rate then in effect shall be paid to the person designated from time to time in writing by the Executive and, if not so designated, to the Executive’s estate for the period up to and including the date of Executive’s death. The Company shall also pay to such person or the estate, as the case may be, a prorated portion of the annual bonus payable to Executive pursuant to subsection 3(b) hereof for the year in which Executive’s employment is terminated, which shall be an amount equal to the product of the amount of such annual bonus and a fraction, the numerator of which is the number of days elapsed in the year in which the Executive’s employment terminated prior to such termination and the denominator of which is 365.

        (d)        If (i) the Executive’s employment is terminated at any time (A) by the Company other than for proper cause or (B) by the Executive for Good Reason, or (ii) the Company is liquidated or the assets of the Company are distributed to a liquidating trust, the Company shall pay the Executive no later than thirty days after the Date of Termination an amount equal to (A) the aggregate amount of base salary that would have become payable to the Executive pursuant to Section 3(a) from the Date of Termination through December 30, 2007 and (B) the aggregate amount of bonuses that would have become payable to the Executive pursuant to Section 3(b) from the Date of Termination through December 30, 2007.

        (e)        If (i) the Executive’s employment shall be terminated (A) by reason of his death or disability, (B) by the Company other than for proper cause or (C) by the Executive for Good Reason, or (ii) the Company is liquidated or the assets of the Company are distributed to a liquidating trust, then the Executive shall be entitled to the benefits provided below:

    (I)        Subject to Section 9(n) below, the Company shall pay as severance pay to the Executive a lump sum severance payment equal to $1,929,000 which shall be paid to him no later than 30 days after the Date of Termination.

    (II)        Notwithstanding the foregoing, to the extent any of the payments payable under Section 9(d) and/or this Section 9(e)(I), as the case may be, would constitute an “excess” parachute payment under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and by reason of such excess parachute payment Executive would be subject to an excise tax under Section 4999(a) of the Code (as determined by Executive’s tax advisor), then the payments shall be reduced to the largest amount that can be received by Executive without incurring an excise tax under Section 4999(a) of the Code (as determined by Executive’s tax advisor); provided, however, that such reduction shall occur only if the after-tax value of the benefits to Executive calculated with the foregoing reduction exceed those calculated without the foregoing reduction. It is the Executive’s preference that all amounts not paid to Executive by reason of a reduction hereunder shall be paid by the Company in equal amounts to Princeton University’sWoodrow Wilson School of Public, International Affairs and the National Trust for Historic Preservation; and the Weill Medical College of Cornell University (to be applied for student scholarships for international study), provided that the Executive is not a director or trustee of such charities; further, provided, that the Company shall not be under any obligation to make any such payments to such charities.

        (f)        To the extent any portion of the $1,929,000 set forth in subsection 9(e)(I) has not been paid to the Executive on or prior to December 30, 2007, it shall be due and payable to the Executive on January 1, 2008.

        (g)        Executive shall have the right to defer receipt of all payments to be made pursuant to this Agreement, including, without limitation, Section 9(d) and/or Section 9(e)(I) hereof, as the case may be, and to have such amounts placed into the trust under the Company’s non-qualified deferred compensation plan.

        (h)        If the Executive’s employment is terminated for any reason whatsoever (other than by the Company for proper cause), including by reason of expiration of its term, the Company shall assign to Executive, without the payment of any consideration by the Executive, all of the Company’s right, title and interest in and to that certain Split Dollar Life Insurance Agreement dated November 18, 1993 between Wellsford Residential Property Trust and Jeffrey H. Lynford, as modified by the Split Dollar Life Insurance Agreement dated December 11, 1995 and the related insurance policies referred to therein, and in connection therewith the Company shall be deemed to have automatically waived repayment of any paid or accrued premiums with respect to such policy.

        (i)        If the Executive’s employment is terminated for any reason whatsoever (other than by the Company for proper cause), all theretofore unvested stock options, restricted options, restricted stock and other awards issued to Executive pursuant to the Company’s Incentive Plans shall immediately vest.

        (j)        If the Executive’s employment is terminated at any time following a change in control of the Company, for proper cause, the Company shall pay the Executive his full base salary through the Date of Termination at the higher of the rate in effect at the time Notice of Termination is given and the rate in effect immediately prior to the change in control of the Company.

        (k)        In addition to all other amounts payable to the Executive under this Section 9, the Executive shall be entitled to receive all benefits payable to him under the Company’s pension plans applicable to him and any other plan or agreement relating to retirement benefits including, without limitation, any deferred compensation arrangements (but subject to any then existing deferral elections of Executive), as in effect upon the occurrence of a change in control of the Company or the Executive’s employment with the Company being terminated for any reason whatsoever (other than by the Company for proper cause), including by reason of expiration of its term.

        (l)        The Executive shall not be required to mitigate the amount of any payment provided for in this Section 9 or elsewhere in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Section 9 or elsewhere in this Agreement be reduced by any compensation earned by him as the result of employment by another employer or by retirement benefits after the Date of Termination, or as a result of services performed by him as permitted under Section 10 hereof, or otherwise, except as specifically provided in this Section 9.

        (m)        In the event the Executive’s employment hereunder is terminated for any reason whatsoever (except by the Company for proper cause), the Company agrees to continue, at its own cost and expense, the health, dental and life insurance benefits available to Executive at the time his employment is terminated through December 30, 2007 and to the extent he remains eligible (provided Executive may at any time supplement any cost necessary to allow for continued eligibility as provided under the terms of the applicable policy), Executive may continue participation in the Company’s long-term disability plan on the same basis as provided prior to his termination of employment, at his own cost and expense, through December 30, 2007.

        (n)        In the event that there is a sale or series of sales, whether or not related, directly or indirectly, including, without limitation, by a sale of shares or limited liability company interests or by merger, of assets of an SBU (as hereinafter defined) of the Company having a value on the financial statements of the Company as of June 30, 2004, equal to or in excess of 80% of the value of all of the assets of such SBU on such financial statements (each, an “80% SBU Sale”), the Company shall pay the Executive an amount equal to $643,000 following any such 80% SBU Sale no later than 30 days after the completion of each such sale. Any such payments shall be credited towards the amounts due the Executive for his lump sum severance payment pursuant to subsection 9(e)(I). The Company has three strategic business units within which it executes its business plan known as “Commercial Property Operations — Wellsford/Whitehall Group, L.L.C.,” “Debt and Equity Activities — Wellsford Capital” and “Property Development and Land Operations — Wellsford Development,” each of which is known as an “SBU” and collectively known as the “SBUs.” For purposes of this subsection, the sale by the Company through one or a series of sales, whether or not related, directly or indirectly, including, without limitation, by a sale of shares or limited liability company interests or by merger of (i) assets of the Company known as “Palomino Park,” the Company’s five phase residential development in Highland Ranch, Co., having a value on the financial statements of the Company as of June 30, 2004 equal to or in excess of 80% of the value of all the Palomino Park assets on such financial statements or (ii) assets of the Company known as Second Holding, having a value on the financial statements of the Company as of June 30, 2004 equal to or in excess of 80% of the value of all the Second Holding assets, shall be deemed to be an 80% SBU sale with respect to the “Property Development and Land Operations — Wellsford Development” SBU and “Debt and Equity Activities — Wellsford Capital” SBU, respectively. In addition, the sale in any manner set forth above, or conversion to cash of assets of any SBU having a value as set forth on the financial statements of the Company as of June 30, 2004, equal to or in excess of 80% of the value of all of the assets of any such SBU on such financial statements, in connection with a winding down or liquidation of the underlying business of such SBU shall also constitute an 80% SBU Sale for purposes of this subsection.

        10.        Issuance of Restricted Shares. The Company has issued into the Executive’s deferred compensation account under the Company’s 1998 Management Incentive Plan, on December 31, 2001, an aggregate number of 71,087 restricted common shares, all of which have fully vested.

        11.        Performance of Other Services. From and after such time as an 80% SBU Sale has occurred with respect to two or more SBUs, the Company has liquidated or the assets of the Company are distributed to a liquidating trust, the Executive shall be allowed to perform services for and engage in business activities with other persons so long as such services and activities do not prevent Executive from fulfilling his fiduciary responsibilities to the Company.

        12.        Business Opportunities. If the Board shall determine that the Company should not acquire an asset or develop, implement, operate, manage or otherwise participate in any business opportunity (each of the foregoing, a “Business Opportunity”), then the Executive shall be entitled to participate, directly or indirectly, in such Business Opportunity so long as such activities do not prevent Executive from fulfilling his fiduciary responsibilities to the Company.

        13.        Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES.

        14.        Entire Agreement. This Agreement sets forth the entire agreement of the parties and is intended to supersede all prior employment negotiations, understandings and agreements. No provision of this Agreement may be waived or changed, except by a writing signed by the party to be charged with such waiver or change.

        15.        Successors; Binding Agreement. (a) This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive should die while any amount would still be payable to him hereunder if he had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive’s devisee, legatee or other designee or, if there is no such designee, to the Executive’s estate.

        (b)        The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree in writing to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain and deliver to Executive such assumption and agreement prior to (but effective only upon) such succession shall be a breach of this Agreement, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement, expressly, by operation of law, or otherwise.

        (c)        The Executive may assign his right to receive any payments due to him under this Agreement to an entity owned or controlled by the Executive and/or members of his family.

        16.        Notices. All notices provided for in this Agreement shall be in writing, and shall be deemed to have been duly given when delivered personally to the party to receive the same, when given by telex, telegram or mailgram, or when mailed first class postage prepaid, by registered or certified mail, return receipt requested, addressed to the party to receive the same at his or its address above set forth, or such other address as the party to receive the same shall have specified by written notice given in the manner provided for in this Section 15. All notices shall be deemed to have been given as of the date of personal delivery, transmittal or mailing thereof.

        17.        Severability. If any provision in this Agreement is determined to be invalid, it shall not affect the validity or enforceability of any of the other remaining provisions hereof.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

WELLSFORD REAL PROPERTIES, INC.
By:	/s/ James J. Burns
Name: James J. Burns Title: Senior Vice President
EXECUTIVE:
/s/ Jeffrey H. Lynford
Jeffrey H. Lynford